1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Richard Goldberg

richard.goldberg@dechert.com +1 212 649 8740 Direct +1 212 698 0640 Fax

August 4, 2010

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Attention: John Dana Brown, John Stickel, Amy Geddes, David Humphrey

Re:	Greektown Superholdings, Inc. Amendment No. 2 to Form 10 Filed May 28, 2010 File No. 000-53921

Ladies and Gentlemen:

Greektown Superholdings, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 1 to its Form 10 (the “Form 10”), originally filed with the Commission on March 31, 2010 and amended on May 11, 2010 and May 28, 2010. On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated June 10, 2010, from John Stickel to Cliff J. Vallier, President of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. To aid and supplement the Staff’s review, we are also providing supplementally marked copies of the revised version of the Form 10 filed today showing changes made from the original version of the Amendment No. 2 to the Form 10 filed on May 28, 2010. All page numbers in our responses refer to the Post-Effective Amendment No. 1 to the Form 10 filed today on EDGAR.

Contractual Obligations and Commercial Commitments, page 44

1.

We note your disclosure on page 46 regarding the structure of success fees to be payable to WG-Michigan. In describing the general development of your business in the “Business” section please describe the Warner Gaming Management Agreement including the proposed structure of base fees and success fees. Please provide risk factor disclosure addressing any risks posed by the incentive structure, which sets targets for the payment of success fees at 5% below each previous year’s actual

United States Securities and Exchange Commission August 4, 2010 Page 2

EBITDA. Additionally, in your discussion of the Agreement beginning on page 57 please disclose the success fee structure in the “Payment” bullet point.

Response:

On June 7, 2010, WG-Michigan LLC, an affiliate of Warner Gaming LLC, withdrew its application to the Michigan Gaming Control Board for approval to provide management services to Greektown Superholdings. Based on our discussion with the Staff, we have revised the references to WG-Michigan LLC throughout the Form 10 to effect such withdrawal. Also, where appropriate, we have updated the Form 10 for events subsequent to Amendment No. 2 to the Form 10 filed on May 28, 2010, including Greektown’s emergence from Chapter 11 bankruptcy and the consummation of the related transactions which occurred on June 30, 2010.

* * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.649.8740. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Richard A. Goldberg

Richard A. Goldberg

Partner

cc:	Cliff Vallier
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, Michigan 48226